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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):
☐   Form 10-K    ☒  Form 20-F    ☐  Form 11-K    ☐  Form 10-Q    ☐  Form 10-D    ☐  Form N-CEN
☐   Form N-CSR

For Period Ended: June 30, 2020

☐
Transition Report on Form 10-K
☐
Transition Report on Form 20-F
☐
Transition Report on Form 11-K
☐
Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION IRSA Inversiones y Representaciones Sociedad Anónima
Full Name of Registrant N/A
Former Name if Applicable Bolívar 108
Address of Principal Executive Office (Street and Number) (C1066AAD), Ciudad Autónoma de Buenos Aires, Argentina
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (06-19)
PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

IRSA Inversiones y Representaciones Sociedad Anónima (the “Company”) is filing this Form 12b-25 with the Securities and Exchange Commission (the “SEC”) to postpone the filing of its Annual Report on Form 20-F for the fiscal year ended June 30, 2020 beyond October 31, 2020, the prescribed due date for such filing. In response to the disruption caused by the COVID-19 pandemic in Argentina, the Argentine Securities Commission (Comisión Nacional de Valores) extended the deadline applicable to all entities subject to its control for the filing of interim and annual financial statements for the fiscal periods ended on May 31, 2020 and June 30, 2020. As a result, the Company’s management team and other finance and accounting personnel have been focused on the preparation of certain materials required in connection with the extended local filing deadlines and, consequently, will not be able to timely file the Form 20-F due on October 31, 2020, without unreasonable effort or expense. As a result of these preparations, the Company is unable to complete the preparation of its financial statements related disclosures to be included in the Form 20-F to have them properly certified by its principal executive officers and reviewed by its independent registered public accounting firm in order to timely file the Form 20-F. The Company expects to file the June 30, 2020 Form 20-F on or before November 15, 2020.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Matías Iván Gaivironsky, Chief Financial and Administrative Officer		+54(11) 4323-7449
(Name)	(Area Code)	(Telephone Number)
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  Yes ☒   No   ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes   ☐
No   ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

IRSA Inversiones y Representaciones Sociedad Anónima
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date	November 2, 2020	By	/s/ Matías I. Gaivironsky

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Interactive data submissions. This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S -T (§232.201 and §232.202 of this chapter).